UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Concord Camera Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

206156200
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 358,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 358,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 358,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 206156200

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (“Schedule 13D”) filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item No. 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price, including commissions, of the 358,491 Shares purchased by ESSF and reported in this Schedule 13D is $1,166,602 (including all brokers’ commissions).  The Shares reported herein were purchased with the working capital of ESSF.

Item 4.	Purpose of Transaction.

Item No. 4 is hereby amended to include the following:

On May 20, 2008, ESSF delivered a letter to the Issuer voicing its disappointment over the apparent failure of the special committee established by the Board to come up with recommendations regarding necessary changes to the business, after the Issuer had seventeen successive quarters of loss. ESSF expressed its disbelief in the current management of the Issuer and demanded that the Issuer adds a director to the Board to accelerate a liquidation process, and informed the Board that, if this is not done immediately, ESSF will seek to replace the Board through legal means.

A copy of the letter is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)           As of May 20, 2008, ESSF owned 358,491 Shares, which constitutes approximately 6.06% of the 5,913,610 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s Form 10-Q for the quarterly period ended March 29, 2007 filed with Securities and Exchange Commission on May 13, 2007).

MEFM, by virtue of its status as the general partner of ESSF, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to own beneficially the Shares held by ESSF.  Consequently, each of MEFM and Mr. Maoz may be deemed to own beneficially 358,491 Shares that constitute approximately 6.06% of the outstanding Shares.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended to include the following:

(c)           Schedule B attached hereto sets forth the transactions effected by ESSF with respect to the Common Stock during the past sixty days.  Unless otherwise noted, all such transactions were effected in the open market.  Except as reported herein, no other Reporting Person effected any transactions with respect to the Issuer’s Shares during the past sixty days.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chairman, Chief Executive Officer and President of Concord Camera Corp., dated May 20, 2008.

CUSIP NO. 206156200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008	EVEREST SPECIAL SITUATIONS FUND L.P.

	By:	Maoz Everest Fund Management Ltd., General Partner

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

/s/ Elchanan Maoz
ELCHANAN MAOZ

CUSIP NO. 206156200

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

EVEREST SPECIAL SITUATIONS FUND L.P.

Common Stock	5,000	3.860	03/12/08
Common Stock	6,500	3.817	03/17/08
Common Stock	2,201	3.611	03/19/08
Common Stock	3,402	3.642	03/25/08
Common Stock	2,400	3.666	03/26/08
Common Stock	200	3.520	04/02/08
Common Stock	100	3.450	04/16/08
Common Stock	302	3.463	04/17/08
Common Stock	3,080	3.575	04/25/08
Common Stock	500	3.500	04/28/08
Common Stock	8,270	3.555	04/29/08
Common Stock	300	3.900	04/30/08
Common Stock	1,951	3.725	04/30/08
Common Stock	1,000	3.500	05/12/08
Common Stock	2,538	3.4496	05/16/08
Common Stock	5,000	3.420	05/16/08

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None